SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number: 0-7349
                           NOTIFICATION OF LATE FILING

(Check One):  [_] Form 10-K     [_] Form 11-K   [_] Form 20-F   [X] Form 10-Q
              [_] Form N-SAR

               For Period Ended: 06/30/99
           [_] Transition Report on Form 10-K
           [_] Transition  Report on Form 20-F
           [_] Transition  Report on Form 11-K
           [_] Transition Report on Form 10-Q
           [_] Transition Report on Form N-SAR
               For the Transition Period Ended:  _________________________

        Read attached instruction sheet before preparing form. Please print or type.
        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

eNote.com, Inc.
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Full Name of Registrant
Webcor Electronics, Inc.
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Former Name if Applicable
185 Allen Brook Lane, P.O. Box 1138
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Address of Principal Executive Office (Street and Number)
Williston, VT  05495-1138
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City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

 [X]   |   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]    |   (b)   The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, Form 11-K or Form N_SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]    |   (c)   The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

        State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N_SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        In transactions (the "Transactions") consummated on April 5 and 6, 1999, the Company acquired all the capital stock of Navis Technologies, Ltd. ("Navis") in exchange for common stock, par value $.01 per share ("Common Stock"), of the Company and raised $5 million in gross proceeds through the sale of convertible preferred stock, par value $.01 per share, of the Company and warrants to purchase Common Stock. The Transactions present certain accounting issues that the Company is working to resolve with the help of independent accountants that the Company expects to retain in the near future. Due in part to these accounting issues and the Company's imminent change of accountants, the Company is unable timely to file the Form 10-QSB without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael T. Grennan                      802              288-9000
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       (Name)                       (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [_] Yes     [X] No
        Amendment  to Current  Report on Form 8-K filed April 20,  1999.
        Annual Report on Form 10-KSB for the fiscal year ended March 31, 1999.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [X] Yes     [_] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Prior to acquiring Navis, the Company had no operations. The Company expects to show a net loss for the three months ended June 30, 1999, of approximately $482,000 incurred in connection with the Company's development efforts relating to its TVEmail system.


eNote.com, Inc.
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                  (Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 08/17/99                        By: /s/ Michael T. Grennan
     -----------                         ------------------------------
                                      Name:    Michael T. Grennan
                                      Title:   Chief Financial Officer

        INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

        Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

        1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

        2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

        3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

        4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

        5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


(Form 12b-25-07/98)